Exhibit 99.1

Concordia Healthcare Completes AMCo Acquisition

•	Continued strong free cash flow
•	Broadly diversified portfolio with more than 200 products sold in over 100 countries, and approximately 60 per cent of revenues expected to be generated outside the U.S. post-acquisition
•	Pipeline of approximately 60 new launches expected to drive mid-teen organic revenue growth in markets outside the U.S. driven primarily by volume
•	Less than 10 per cent of revenue from US Government reimbursement expected in 2016
•	Concordia to issuance guidance on Monday October 26, 2015
•	Concordia to discuss guidance, acquisition and overall business with announcement of third quarter results; November date and forum to be announced

OAKVILLE, ON – October 21, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) announced today that it has completed the acquisition of Amdipharm Mercury Limited (“AMCo”) from Cinven1, a leading European private equity firm, and certain other sellers, concurrently with the closing of its debt financing.

“This is a tremendous milestone for Concordia. This acquisition has transformed us from a predominantly U.S. business to a leading, international pharmaceutical company,” said Mark Thompson, Concordia’s founder, Chairman and Chief Executive Officer. “We now have a combined portfolio of more than 200 established products and an extensive geographic platform that spans over 100 countries. This combination creates a powerful global platform for our continued organic growth and significantly diversifies our business, while generating strong free cash flows to pay down our current debt and reinvest in the continued growth of our business.”

Concordia is competitively positioned with AMCo’s attractive, international portfolio that focuses on products with high barriers-to-entry, such as difficult manufacturing processes, technical barriers and complex regulatory hurdles. As a result, approximately 88 per cent of the revenue of AMCo’s top 20 products is estimated to have two or fewer competitors in 2015. Furthermore, going forward Concordia’s share of U.S. revenue is expected to decrease to approximately 40 per cent of total annual revenue.

Management expects high single-digit revenue growth of the combined business over the next three years, driven primarily by organic volume growth. This growth will be driven by AMCo’s pipeline of approximately 60 new product launches, the continued promotion of Donnatal®, and growth from Photofrin®.

All of Concordia’s products are distributed through the traditional distributor model. Concordia utilizes Cardinal Health as its main third party logistics provider and does not use specialty pharmacies to sell its products. Furthermore, the U.S. government accounts for a small portion of Concordia’s business, with less than 10 per cent of revenue expected to come from government reimbursed products in 2016.

Transaction Details

Concordia financed the cash portion of the purchase price for AMCo through a combination of US$2.8 billion of debt financings, gross proceeds of US$520 million raised from the Company’s public equity offering, and cash on hand. The capital was also utilized to refinance certain Concordia and AMCo debt. An earn-out payment of up to US$220 million may be payable to the sellers of AMCo in 2016 should the AMCo group of companies achieve certain levels of gross profit over a period of 12 months from October 1, 2015. This payment will not be made should the AMCo group not achieve these targets.

Concurrently with the closing of the acquisition, Concordia also completed the following debt financing transactions:

•	The closing of Concordia’s offering of US$790 million Senior Notes due 2022 priced at par to yield 9.5 per cent.

•

The entering into of a credit agreement with Goldman Sachs Bank USA, Credit Suisse Securities (USA) LLC, Jefferies LLC and RBC Capital Markets, which consists of an undrawn senior secured revolving credit facility of US$200 million and term loan facilities of approximately US$1,870[2] million (two tranches of US$1.1 billion and £500 million). The US$1.1 billion and £500 million term loans bear interest at LIBOR plus 4.25 per cent and LIBOR plus 5.00 per cent, respectively. Both facilities contain a 1.00 per cent LIBOR floor.

•

The entering into of two unsecured bridge loan agreements with Goldman Sachs Bank USA, Credit Suisse Securities (USA) LLC, Jefferies LLC and RBC Capital Markets, as applicable, for total unsecured bridge loans in the aggregate amount of US$180 million, comprised of a US$45 million unsecured bridge loan and a US$135 million unsecured bridge loan, with two and seven year maturity dates, respectively. Neither of these loans can be converted into equity securities. Both bridge loans have an interest rate of 9.5 per cent, with the US$135 million bridge loan interest rate stepping up to 11.5 per cent after year two, should the Company elect to continue the loan after this period.

With these debt financings now completed, Concordia’s net debt position is US$3,480 million, made up of the US$2.82 billion of new debt (as referenced above), US$735 million of existing 7% senior notes and closing cash of approximately US$95 million. Concordia also reconfirms that its total blended cost of debt, including both new debt and its existing senior notes, is approximately 7.25 per cent and that the Company will be within the terms of all of its debt covenants.

In addition, as part of the total consideration to be paid in connection with the acquisition of AMCo, Concordia has issued a fixed number of common shares to the sellers of AMCo in the amount of 8.49 million common shares representing 17 per cent ownership in Concordia on a non-diluted basis. Upon completion of the acquisition, Cinven will hold approximately 14.2 per cent of Concordia’s outstanding common shares on a non-diluted basis, bringing the total number of issued and outstanding common shares to 50,836,876. Cinven has entered into a governance agreement with Concordia, whereby it has agreed to customary lock-up, standstill and transfer restrictions.

Supraj Rajagopalan, Partner at Cinven, commented: “AMCo’s acquisition by Concordia is a natural next step that will position the combined business perfectly for further growth within the pharma sector. We look forward to generating further upside through Cinven’s shareholding in Concordia and we wish the combined Concordia and AMCo team every success in the future.”

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of a portfolio of branded products and authorized generic contracts, including branded products such as Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; Plaquenil®, for the treatment of lupus and rheumatoid arthritis, Donnatal® for the treatment of irritable bowel syndrome and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s orphan drugs division owns Photofrin®. Photofrin® is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia and has a specialty healthcare distribution (SHD) division that operates out of Kansas City, Missouri. Pinnacle Biologics, Inc. is located in Chicago, Illinois.

Notice regarding forward-looking statements:

This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to compliance with existing bond covenants, blended interest rates, the effect of the acquisition of AMCo on the Company, growth of AMCo and Concordia and the rate of revenue growth, organic growth and the sources thereof and rate of organic revenue growth, the diversification of the Company’s geographic base, Concordia’s revenue by geography, expected debt levels and leverage, free cash flows and the ability to pay down debt, competition with respect to AMCo’s products, product launches, concentration of Concordia’s business post-acquisition of AMCo, including revenue from U.S. government reimbursement, and cash on hand after satisfying obligations during 2016. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, the acquisition of AMCo, increased leverage, the inability to generate cash flows and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Concordia and AMCo operate, the pharmaceutical industry and the regulation thereof, economic factors, the equity and debt markets generally, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Marija Mandic

Concordia Healthcare Corp.

905-842-5150 x 240

mmandic@concordiarx.com

[1]

In this press release ‘Cinven’ means, depending on the context, any of or collectively, Cinven Group Limited, Cinven Partners LLP, Cinven (LuxCo1) S.A., Cinven Capital Management (V) General Partner Limited and their respective Associates (as defined in the Companies Act 2006) and/or funds managed or advised by the group.

[2]	Based on October 20, 2015 USD/GBP exchange rate of 1.54.